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                          December 22, 2020

       Andrew Warren
       Chief Financial Officer
       Eros STX Global Corp.
       3900 West Alameda Avenue, 32nd Floor
       Burbank, CA 91505

                                                        Re: Eros STX Global
Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed December 16,
2020
                                                            File No. 333-251391

       Dear Mr. Warren:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at (202) 551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Rick Madden